SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549


                          SCHEDULE 13D


            Under the Securities Exchange Act of 1934
                        (Amendment No. 8)


                        MEM Company, Inc.
                        (Name of Issuer)


             Common Stock, par value $.05 per share
                 (Title of Class of Securities)


                          585-871-10-6
                         (CUSIP NUMBER)


                        Mr. Gay A. Mayer
                        MEM Company, Inc.
                  Northvale, New Jersey  07647
                         (201) 767-0100
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)


                          June 22, 1996
              (Date of Event which Requires Filing
                       of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this statement because of Rule 13d-1
(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.












CUSIP No. 585-871-10-6
                               13D

1    NAME OF REPORTING
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Elizabeth C. Mayer, Deceased
          ###-##-####

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)
                                                            (b) X

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          OO

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.

     NUMBER OF           7    SOLE VOTING POWER
       SHARES                 0 (See Item 5 attached hereto)
     BENEFICIALLY
      0WNED BY           8    SHARED VOTING POWER
        EACH                  0 (See Item 5 attached hereto)
      REPORTING
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  0 (See Item 5 attached hereto)

                         10   SHARED DISPOSITIVE POWER
                              0 (See Item 5 attached hereto)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              0

12   CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES*

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              0

14   TYPE OF REPORTING PERSON*
                               IN

              *SEE INSTRUCTIONS BEFORE FILLING OUT!






The following Items of this Schedule 13D are amended by adding the following information.



Item 1.        Security and Issuer.

               The class of equity securities to which this Statement relates is the common stock, par value $.05 per share ("MEM Common Stock"), of MEM Company, Inc. ("MEM", or the "Company"), which has its principal executive offices at Union Street Extension, Northvale, New Jersey 07647.

Item 2.        Identity and Background.

               This statement is being filed on behalf of Elizabeth C. Mayer. Mrs. Mayer died on June 22,
               1996.

Item 5.        Interest in Securities of the Issuer.

          (e) Mrs. Mayer ceased to be the beneficial owner of any MEM Common Stock on June 22, 1996.






























Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                    Date:     October 7, 1996

                    Signature:  /s/ Gay A. Mayer

                                   Elizabeth C. Mayer

                                   By:  Gay A. Mayer,
                                   Executor for the Estate of
                                   Elizabeth C. Mayer